SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Komag, Incorporated
(Name of Subject Company)
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation
(Name of Filing Persons (Offerors))
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)

Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:

Steve L. Camahort, Esq.	J. Jay Herron, Esq.
Victoria D. Nassi, Esq.	Andor D. Terner, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
Embarcadero Center West	610 Newport Center Drive, 17th Floor
275 Battery Street, Suite 2600	Newport Beach, California 92660
San Francisco, California 94111	(949) 760-9600
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$995,610,777*	$30,565**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $32.25 per share by the sum of (i) the 30,359,747 shares of common stock, par value $0.01 per share, of Komag, Incorporated (the “Shares”), issued and outstanding as of June 27, 2007, and (ii) the 511,905 Shares that are issuable as of July 9, 2007 under outstanding Komag stock options with an exercise price of less than $32.25 per Share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee equals 0.00307% of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,565	Filing Party:	State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	July 11, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2007, as amended on July 11, 2007 and July 24, 2007, by (i) Western Digital Corporation, a Delaware corporation (“Parent”), (ii) Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Parent, and (iii) State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of WDTI. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.
     This Amendment is being filed to reflect the extension of the Offer until 7:00 a.m., New York City time, on Wednesday, September 5, 2007.
Items 1 and 4. Summary Term Sheet and Terms of the Transaction.
     Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following to the end thereof:
     “On August 2, 2007, Parent announced that Offeror is extending the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 7:00 a.m., New York City time, on Wednesday, September 5, 2007. The Offer had been previously scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, August 7, 2007. The depositary for the Offer has advised Parent and Offeror that, as of 5:00 p.m., New York City time, on Thursday, August 2, 2007, an aggregate of approximately 2.6 million Shares had been tendered into, and not withdrawn from, the Offer.”
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:
     “On August 2, 2007, Parent announced that Offeror is extending the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 7:00 a.m., New York City time, on Wednesday, September 5, 2007. The Offer had been previously scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, August 7, 2007. The depositary for the Offer has advised Parent and Offeror that, as of 5:00 p.m., New York City time, on Thursday, August 2, 2007, an aggregate of approximately 2.6 million Shares had been tendered into, and not withdrawn from, the Offer.”
     The last sentence of the third paragraph of the subsection entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is hereby amended and restated in its entirety to read:
     “The required notifications of Parent were accepted for filing by SAIC on July 12, 2007 and by MOFCOM on July 25, 2007. The required waiting period will expire on the close of business, Beijing time, on Wednesday, September 5, 2007, unless extended by the Chinese authorities.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     “(a)(1)(K) Press Release issued by Western Digital Corporation on August 2, 2007.”

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 2, 2007

STATE M CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Secretary

WESTERN DIGITAL TECHNOLOGIES, INC.
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

WESTERN DIGITAL CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
No.

(a)(1)(K)	Press Release issued by Western Digital Corporation on August 2, 2007